Computation of ratio of earnings to fixed charges
Exhibit 99.1

First half 2010
$ million, except ratios

Loss before taxation	(14,965)
Group’s share of income in excess of dividends of equity-accounted entities	(761)
Capitalized interest, net of amortization	3

Loss as adjusted(a)	(15,723)

Fixed charges:
Interest expense	277
Rental expense representative of interest	747
Capitalized interest	111

1,135

Total adjusted deficit	(14,588)

Deficiency(b)	(15,723)

(a)	Includes a pre-tax charge of $32,192 million related to the Gulf of Mexico oil spill.

(b)	Adjusted earnings are inadequate to cover fixed charges.

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